Filed Pursuant to Rule 424(b)(3)

SEC File #333-217159

Prospectus Supplement

Dated June 5, 2019 (to Prospectus dated April 11, 2019)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 11, 2019.

This Prospectus Supplement consists of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)	June 5, 2019

1st Franklin Financial Corporation
(Exact name of registrant as specified in its charter)

Georgia	2-27985	58-0521233
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS employer Identification No.)

135 East Tugalo Street, P.O. Box 880, Toccoa, Georgia		30577
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code		(706) 886-7571

n/a
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: `

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [ ]

Section 1 – Registrant’s Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement.

On May 31,  2019, 1st Franklin Financial Corporation (the “Company”) entered into a Ninth Amendment (the “Ninth Amendment”) to that certain Loan and Security Agreement, originally dated as of September 11, 2009 (as heretofore amended, the "Agreement"), by and among the Company, the subsidiary guarantors of the Company listed on the signature page thereto, Wells Fargo Bank, N.A., as agent for the lenders, and the other financial institutions from time to time party thereto.  The following description of the Ninth Amendment is qualified in its entirety by reference to the full text of the Ninth Amendment, which is attached hereto as Exhibit 10.1 and is incorporated herein by this reference.

The Ninth Amendment has the following changes:

•Deletes the original Senior Debt to Capital Base Ratio in Section 6.4(d) effective March 31, 2019.

•Tangible Net Worth Section 6.4(f) is hereby amended and restated as follows:  As of the end of each calendar month, a Tangible Net Worth of a least $200,000,000 (such amount to be increased on an annual basis upon Agent’s receipt of Borrowers’ net income (less Permitted Tax Distributions, Insurance Premium Dividends and dividends permitted pursuant to Section 7.2(e)) for the prior fiscal year, commencing with the fiscal year ending December 31, 2019).

•Total Liabilities to Tangible Net Wor6th Ration Section 6.4(g) amended and restated as follows:  As of the end of each calendar month, a Total Liabilities to Tangible Net Worth Ratio of not more than 3.00 to 1.00.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits.

10.1

Ninth Amendment to Loan and Security Agreement, dated as of May 31, 2019, by and among the Company, the subsidiary guarantors listed on the signature page thereto, Wells Fargo Bank, N.A., as agent for the lenders, and the financial institutions from time to time party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST FRANKLIN FINANCIAL CORPORATION

By:  /s/ A. Roger Guimond

Name:  A. Roger Guimond

Title:    Executive Vice President and

             Chief Financial Officer

Date:  June 5, 2019

EXHIBIT 10.1

NINTH AMENDMENT TO

LOAN AND SECURITY AGREEMENT

This Ninth Amendment to Loan and Security Agreement (“Amendment”) is dated as of May 31, 2019 by and among 1ST FRANKLIN FINANCIAL CORPORATION (“Borrower”), WELLS FARGO BANK, N.A., successor by merger to Wells Fargo Preferred Capital, Inc., as agent for Lenders (in such capacity, “Agent”) and the financial institutions a party hereto as lenders (collectively, the “Lenders” and each is a “Lender”).

BACKGROUND

A.Borrower, Lenders, and Agent are parties to a certain Loan and Security Agreement dated as of September 11, 2009 (as amended or modified from time to time, the “Loan Agreement”) and related agreements, instruments and documents (collectively with the Loan Agreement, the “Existing Loan Documents”).  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings respectively ascribed to them in the Loan Agreement.

B.Borrower has requested and Agent and Lenders have agreed to amend the Loan Agreement in certain respects, all on the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby promise and agree as follows:

1.Amendments.

(a)Senior Debt to Capital Base Ratio.  Effective as of March 31, 2019, Section 6.4(d) the Loan Agreement is hereby amended by deleting the original covenant and replacing it with the following:

(d)RESERVED

(b)Tangible Net Worth.  Section 6.4(f) the Loan Agreement is hereby amended and restated as follows:

(f)Tangible Net Worth.  As of the end of each calendar month, a Tangible Net Worth of at least $200,000,000 (such amount to be increased on an annual basis upon Agent’s receipt of Borrowers’ audited financial statements by an amount equal to 75% of Borrowers’ net income (less Permitted Tax Distributions, Insurance Premium Dividends and dividends permitted pursuant to Section 7.2(e)) for the prior fiscal year, commencing with the fiscal year ending December 31, 2019).

(c)Total Liabilities to Tangible Net Worth Ratio.  Section 6.4(g) the Loan Agreement is hereby amended and restated as follows:

(g)Total Liabilities to Tangible Net Worth Ratio.  As of the end of each calendar month, a Total Liabilities to Tangible Net Worth Ratio of not more than 3.00 to 1.00.

2.Effectiveness Conditions.  This Amendment shall be effective upon the completion of the following conditions precedent (all agreements, documents and instruments to be in form and substance satisfactory to Agent and Agent’s counsel):

(a)Execution and delivery by Borrower, Guarantors and Lenders of this Amendment to Agent.

3.Representations and Warranties.  Borrower represents and warrants to Agent and Lenders that:

(a)All warranties and representations made to Agent and Lenders under the Loan Agreement and the Existing Loan Documents are true and correct in all material respects.

(b)The execution and delivery by Borrowers and Guarantors of this Amendment and the Note and the performance by each of them of the transactions herein and therein contemplated do not and will not violate any provisions of any law, rule, regulation, judgment, order, writ, decree, determination or award or breach any provisions of the charter, bylaws or other organizational documents of any Borrower or any Guarantor, or constitute a default or result in the creation or imposition of any security interest in, or lien or encumbrance upon, any assets of any Borrower or any Guarantor (immediately or with the passage of time or with the giving of notice and passage of time, or both) under any other contract, agreement, indenture or instrument to which a Borrower or a Guarantor is a party or by which a Borrower or a Guarantor or its property is bound with failure to comply resulting in a material adverse change in the business, operations, property (including the Collateral), prospects or financial condition of any Borrower or any Guarantor.

(c)This Amendment and any assignment, instrument, document, or agreement executed and delivered in connection herewith will be valid, binding and enforceable in accordance with its respective terms.

(d)No Event of Default or Default has occurred under the Loan Agreement.

4.Representations and Release of Claims.  Except as otherwise specified herein, the terms and provisions hereof shall in no manner impair, limit, restrict or otherwise affect the obligations of Borrower, any Guarantor or any third party to Agent and Lenders as evidenced by the Existing Loan Documents.  Borrower and each Guarantor hereby acknowledge, agree, and represent that (a) as of the date of this Amendment, there are no known claims or offsets against, or defenses or counterclaims to, the terms or provisions of the Existing Loan Documents or the other obligations created or evidenced by the Existing Loan Documents; (b) as of the date of this Amendment, neither Borrower nor any Guarantor has any known claims, offsets, defenses or counterclaims arising from any of Agent’s acts or omissions with respect to the Existing Loan Documents or Agent’s performance under the Existing Loan Documents; (c) as of the date of this Amendment, Borrower has reviewed and reconciled all Advances, calculations of interest due and principal owing, and agrees with and has no claims regarding any such matters and (d) Borrower promises to pay to the order of Agent and Lenders the indebtedness evidenced by the Note according to the terms thereof.  In consideration of

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the modification of certain provisions of the Existing Loan Documents, all as herein provided, and the other benefits received by Borrower hereunder, Borrower and each Guarantor hereby RELEASE, RELINQUISH and forever DISCHARGE Agent and Lenders, and their predecessors, successors, assigns, shareholders, principals, parents, subsidiaries, agents, officers, directors, employees, attorneys and representatives (collectively, the “Released Parties”), of and from any and all present known claims, demands, actions and causes of action of any and every kind or character, which Borrower or Guarantors, or any of them, has or may have against Released Parties arising out of or with respect to any and all transactions relating to the Loan Agreement, the Note, the Guaranties, and the other Existing Loan Documents occurring prior to the date hereof.  Further, Borrower and Guarantors warrant and represent that they are not now aware of any claims or potential claims against Agent or Lenders pursuant to the Loan Agreement.

5.Collateral.  As security for the payment of the Obligations to Agent and Lenders under the Loan Agreement and satisfaction by Borrower of all covenants and undertakings contained in the Loan Agreement and the Existing Loan Documents, Borrower reconfirms the prior security interest and lien on, upon and to, its Collateral, whether now owned or hereafter acquired, created or arising and wherever located.  Borrower hereby confirms and agrees that all security interests and Liens granted to Agent for the ratable benefit of Lenders continue in full force and effect and shall continue to secure the Obligations.  All Collateral remains free and clear of any Liens other than Permitted Liens.  Nothing herein contained is intended to in any manner impair or limit the validity, priority and extent of Agent’s existing security interest in and Liens upon the Collateral.

6.Acknowledgment of Indebtedness and Obligations.  Borrower and Guarantors hereby acknowledge and confirm that as of the date hereof, Borrower is indebted to Agent and Lenders, without known defense, setoff or counterclaim, under the Loan Agreement (in addition to any other indebtedness or obligations owed by Borrowers to Wells Fargo Affiliates) in the aggregate principal amount of $69,650,000, plus continually accruing interest and all fees, costs, and expenses, including reasonable attorneys’ fees, incurred through the date hereof.

7.Ratification of Existing Loan Documents.  This Amendment shall be incorporated into and deemed a part of the Loan Agreement.  Except as expressly set forth herein, all of the terms and conditions of the Loan Agreement and Existing Loan Documents are hereby ratified and confirmed and continue unchanged and in full force and effect.  All references to the Loan Agreement shall mean the Loan Agreement as modified by this Amendment.

8.Acknowledgment of Guarantors.  By execution of this Amendment, each Guarantor hereby acknowledges the terms and conditions of this Amendment and confirms that such Guarantor guarantees, as surety, all of Borrower’s Obligations to Agent and Lenders pursuant to and subject to the terms, conditions and limitations contained in its respective Guaranty.

9.Governing Law.  THIS AMENDMENT, THE LOAN AGREEMENT AND THE EXISTING CREDIT DOCUMENTS SHALL BE DEEMED TO HAVE BEEN MADE AND TO BE PERFORMABLE IN THE STATE OF NEW YORK AND SHALL, TOGETHER WITH ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

10.Counterparts.  This Amendment may be executed in any number of counterparts, each

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of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same respective agreement.  Signature by facsimile or PDF shall also bind the parties hereto.

SIGNATURES ON FOLLOWING PAGE

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.

BORROWER:	1ST FRANKLIN FINANCIAL CORPORATION By:/s/ A. Roger Guimond Name:A. Roger Guimond Title:Executive Vice President and CFO
GUARANTORS:	FRANDISCO LIFE INSURANCE COMPANY By:/s/ A. Roger Guimond Name:A. Roger Guimond Title:President
FRANDISCO PROPERTY & CASUALTY LIFE INSURANCE COMPANY By:/s/ A. Roger Guimond Name:A. Roger Guimond Title:President
FRANKLIN SECURITIES, INC. By:/s/ A. Roger Guimond Name:A. Roger Guimond Title:President
AGENT AND LENDER:	WELLS FARGO BANK, N.A. By:/s/ William M. Laird William M. Laird, Senior Vice President

[SIGNATURE PAGE TO NINTH AMENDMENT

TO LOAN AND SECURITY AGREEMENT]